							Exhibit 12.2
BLOCK FINANCIAL LLC
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended July 31,			Twelve months ended April 30,
	2018	2017	2018	2017	2016	2015	2014

Pretax earnings (loss) from continuing operations	$(2,747)	$(8,641)	$26,153	$23,895	$12,153	$67,628	$40,828
Add: Fixed charges	21,123	21,204	89,068	92,263	68,713	45,575	57,010
Total earnings before income taxes and fixed charges	$18,376	$12,563	$115,221	$116,158	$80,866	$113,203	$97,838

Fixed charges:
Interest expense	$21,123	$21,204	$89,068	$92,263	$68,531	$44,884	$54,892
Interest on deposits	—	—	—	—	179	682	2,109
Interest portion of net rent expense (a)	—	—	—	—	3	9	9
Total fixed charges	$21,123	$21,204	$89,068	$92,263	$68,713	$45,575	$57,010

Ratio of earnings to fixed charges:
Including interest on deposits	-	-	1.3	1.3	1.2	2.5	1.7
Excluding interest on deposits	-	-	1.3	1.3	1.2	2.5	1.7

Deficiency in the coverage of fixed charges by earnings (loss) before income taxes and fixed charges	$(2,747)	$(8,641)	$—	$—	$—	$—	$—

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.